SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number:  011-14055

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K    |_| Form 11-K    |_| Form 20-F     |_| Form 10-Q
|_| Form N-SAR
         For Period Ended: December 31, 1999
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:   ______________________________________
      Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                     ZIFF-DAVIS INC. (THE "REGISTRANT")
Former name if applicable:                   Not applicable.
Address of principal executive office:       28 EAST 28TH STREET,
City, state and zip code:                    NEW YORK, NEW YORK  10016

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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          (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;



  |X|

          (b) The subject annual, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Ziff-Davis Inc., a Delaware corporation (the "Registrant"), is currently implementing a comprehensive restructuring (the "Restructuring") described in its proxy statement dated February 7, 2000 filed with the Securities and Exchange Commission. As part of the Restructuring, the Registrant is in the process of disposing of substantially all of its non-internet assets. The largest of these dispositions -- the sale of the Registrant's publishing division -- was scheduled to close in the middle of March 2000 but has, for reasons beyond the control of the Registrant, been delayed beyond the due date for the Registrant's Form 10-K for 1999 (the "1999 Form 10-K"). As a result of the Restructuring, and in part because of the impact of the unexpected delay in the sale of the publishing division, the Registrant was unable to complete its 1999 Form 10-K by the due date of March 30, 2000 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         J. Malcolm Morris             (212)                      503-3500
               (Name)               (Area Code)              (Telephone Number)


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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes  |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The 1999 Form 10-K will reflect a significant change in results of operations from the corresponding period for the last fiscal year due to the Restructuring, including without limitation (i) adjustments made to reflect as discontinued operations the Registrant's education, television, market intelligence and events operations and (ii) adjustments related to the pending sale of the Registrant's publishing division. A reasonable estimate of the changes cannot be made until the sale of the publishing division is closed and certain other adjustments are finalized.

                                 ZIFF-DAVIS INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2000                       By: /s/ J. Malcolm Morris
                                                ------------------------------
                                                Name:  J. Malcolm Morris
                                                Title: Senior Vice President

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).